NON-COMPETITION AGREEMENT
     This NON-COMPETITION AGREEMENT (this “Agreement”) is being entered into on September 20, 2009, between Ross Perot, Jr., an individual (the “Restricted Party”), Dell Inc., a Delaware corporation (“Parent”), DII – Holdings, Inc., a Delaware corporation (“Merger Sub”), and Perot Systems Corporation, a Delaware corporation (“Company”, and together with its Subsidiaries (as hereinafter defined), the “Perot Companies”), and shall be effective from and after the Acceptance Date (as hereinafter defined) without any further action by either party.
RECITALS:
     WHEREAS, concurrently herewith, Parent, Merger Sub and Company are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the “Merger Agreement), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”);
     WHEREAS, the Restricted Party is Chairman of the Board of Directors of Company and a stockholder of Company with special expertise and name recognition in the business conducted by Company and its Subsidiaries, as well as with in-depth knowledge of the Confidential Information of the Perot Companies. As a result, the goodwill of the Perot Companies is inextricably intertwined with the Restricted Party, and as a condition and material inducement to entering into the Merger Agreement, Parent and Merger Sub have required that Restricted Party agrees, and Restricted Party has agreed, to enter into this Agreement; and
     WHEREAS, the Restricted Party has agreed to execute, deliver and perform his obligations under this Agreement (i) in connection with the sale of Company by means of the Merger, (ii) to protect the goodwill and Confidential Information to be acquired by Parent and Merger Sub under the Merger Agreement and (iii) as a condition and material inducement to Parent and Merger Sub entering into the Merger Agreement, pursuant to which the Restricted Party will receive consideration for his Equity Interest in Company.
     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
     1. Defined Terms. When used in this Agreement, the capitalized terms defined in Annex I hereto shall have the meanings assigned to them therein.
     2. Consideration. The Restricted Party has entered into this Agreement and made the covenants hereinafter set forth (i) in connection with the sale of Company by means of the Merger, (ii) to protect the goodwill and Confidential Information to be acquired by Parent and Merger Sub under the Merger Agreement and (iii) to induce Parent and Merger Sub to enter into the Merger Agreement and consummate the transactions contemplated thereby, pursuant to which the Restricted Party will receive consideration for his Equity Interest in Company.

     3. Restriction on Activities.
          (a) From the Acceptance Date until the Termination Date (the “Restricted Period”), the Restricted Party shall not, without the prior written consent of Parent, directly or indirectly (through a Related Business Enterprise or otherwise):
          (i) control or actively play a role in the management of a Competing Business;
          (ii) solicit for any Competing Business any person who is or was (during the twelve months prior to the Acceptance Date) a customer or prospective customer of any of the Perot Companies with whom the Restricted Party had contact or about whom the Restricted Party had Confidential Information, in either case while employed by or on behalf of any of the Perot Companies; or
          (iii) hire or solicit for employment any person who was an employee of Perot Companies on the date hereof except in the case of any such employee (A) whose employment has been terminated by Perot Companies, or (B) (other than one of the 50 most highly compensated employees of the Perot Companies as of the date hereof) who is identified by the Restricted Party in a written notice to Parent given within one year after the date of this Agreement provided however that the Restricted Party may not hire more than three such employees pursuant to this clause (iii)(B).
     Restricted Party acknowledges that while a director of Parent, he will be subject to Parent’s conflict of interest policy that is applicable to all directors.
          (b) Notwithstanding the foregoing, nothing in this Section 3 shall prohibit activities by the Restricted Party in connection with employment or consulting services provided to Parent, Merger Sub or the Perot Companies or positions as an officer or director with Parent, Merger Sub or the Perot Companies, or activities undertaken on behalf of, and at the request of, Parent, Merger Sub or the Perot Companies.
          (c) The Restricted Party acknowledges that each of the covenants of Sections 3(a)(i) through 3(a)(iii) are in addition to, and shall not be construed as a limitation upon, any other covenant provided in Section 3(a). The Restricted Party agrees that the geographic boundaries, scope of prohibited activities and time duration of each of the covenants set forth in Sections 3(a)(i) through 3(a)(iii) are reasonable in nature and are no broader than are necessary to maintain and protect the goodwill of the Perot Companies, the Confidential Information and the Equity Interests and related assets in and of the Perot Companies, all of which are being acquired by Parent indirectly through the Merger of Merger Sub with and into Company, including without limitation any goodwill developed by the Restricted Party with the Perot Companies’ customers, suppliers, licensees, employees, contractors, consultants and business partners, and to protect the other legitimate business interests of the Perot Companies. The Restricted Party acknowledges that the transactions contemplated by the Merger Agreement would not be consummated in the absence of the Restricted Party’s covenants and agreements hereunder.

          (d) The parties hereto intend that each covenant contained in Sections 3(a)(i) through 3(a)(iii) be construed as a series of separate covenants, one for each county, parish or other defined province in each geographic area within the Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the applicable covenant contained in Sections 3(a)(i) through 3(a)(iii). Furthermore, each of the covenants in Sections 3(a)(i) through 3(a)(iii) hereof shall be deemed a separate and independent covenant, each being enforceable irrespective of the enforceability (with or without reformation) of the other covenants contained in Sections 3(a)(i) through 3(a)(iii) hereof.
     4. Confidentiality. The Restricted Party hereby acknowledges that, during the term of the Restricted Party’s relationship with the Perot Companies, the Restricted Party has developed and had access to Confidential Information and Derivative Information. The Restricted Party hereby agrees as follows with respect to all Confidential Information and Derivative Information:
          (a) At any time from time to time after the Acceptance Date, at the request of Parent, the Restricted Party will, and will cause each member of the Restricted Party Group to, at Parent’s option, immediately deliver to Parent or destroy all Confidential Information and Derivative Information in the possession of the Restricted Party Group, in each case as identified with reasonable specificity by Parent.
          (b) During the Restricted Period, the Restricted Party will keep all Confidential Information and Derivative Information strictly confidential and will not use (other than in the performance of duties (i) specified in the Merger Agreement or (ii) for or on behalf of the Parent Companies) any of such data, information or results or disclose any such data, information or results to any Person unless otherwise required by law or regulation, and then only after prior written notice to Parent of the Restricted Party’s determination of the need for disclosure. To the extent that the Restricted Party has control to direct the actions of a Restricted Party Group, the Restricted Party will direct the Restricted Party Group to not use or disclose any Confidential Information or Derivative Information.
          (c) In the event that the Restricted Party becomes, or to the actual or constructive knowledge of the Restricted Party any Restricted Party Group becomes, legally compelled to disclose any Confidential Information and/or Derivative Information, the Restricted Party will provide Parent with prompt notice so that Parent may seek a protective order or other appropriate remedy and/or waive the Restricted Party’s compliance with the confidentiality and non-disclosure provisions of this Agreement, and the Restricted Party will cooperate with Parent to obtain such protective order or other remedy. In the event that such protective order or other remedy is not obtained, the Restricted Party will furnish only that portion of the Confidential Information and/or Derivative Information which the Restricted Party is advised by the Restricted Party’s counsel to be legally required.
     5. Non-Disparagement. During the Restricted Period, the Restricted Party shall not, directly or indirectly, knowingly make or knowingly cause to be made to any Person any disparaging, derogatory or other negative or false statement about Parent, Merger Sub, the Perot Companies, or any of their respective Affiliates (including their products, services, policies, practices, operations, employees, sales representatives, agents, officers, members, managers, partners or directors). During the Restricted Period, each of Parent, Merger Sub, and the Perot Companies shall not, directly or indirectly, and shall use commercially reasonable efforts to cause their respective controlled Affiliates not to, knowingly make or knowingly cause to be made to any Person any disparaging, derogatory or other negative or false statements about Restricted Party. Nothing in this Section 5 shall limit the rights of a party hereto in any legal proceedings by, against or involving such party pertaining to such party’s rights, remedies or obligations under this Agreement or the Merger Agreement or other agreements relating to the transactions contemplated by the Merger Agreement.
     6. Effectiveness and Termination. Notwithstanding anything in this Agreement to the contrary, in the event the Merger Agreement is terminated in accordance with its terms prior to the Acceptance Date, this Agreement shall not become effective and shall, without any action of any party hereto, automatically terminate, become void ab initio, and have no force or effect simultaneously with the termination of the Merger Agreement. From and after the Termination Date, this Agreement shall be of no further force or effect.
     7. Responsibility for the Restricted Party Group. The Restricted Party will be responsible for breach of Section 3 by a Restricted Party Group to the extent that Restricted Party intentionally caused or knowingly approved such breach by a Restricted Party Group.
     8. Miscellaneous. It is further agreed as follows:
          (a) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered personally, facsimile with confirmation of receipt, or by next day courier service, providing proof of delivery. Any such notice shall be effective upon receipt, if delivered personally or by facsimile, or one day after delivery to a courier service for next-day delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If the Restricted Party:	P.O. Box 269014
Plano, Texas 75026-9014
Attention: Ross Perot, Jr.
Facsimile: (972) 535-1999

copy to:	Haynes and Boone, LLP
2323 Victory Avenue
Suite 700
Dallas, Texas 75219-7673
Attention: Tom D. Harris and Melissa Goodman
Facsimile: (214) 200-0464

If to Parent:	Dell Inc.
One Dell Way, RR1-33
Round Rock, Texas 78682-8033
Attention: Janet B. Wright
Facsimile: (512) 283-0544

copy to:	Vinson & Elkins L.L.P.
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
Attention: Robert L. Kimball and
Christopher R. Rowley
Facsimile: (214) 999-7860

If to Company:	Perot Systems Corporation
2300 West Plano Parkway
Plano, Texas 75075
Attention: Thomas D. Williams
Facsimile: (972) 577-6085

copy to:	Baker Botts LLP
2001 Ross Avenue
Dallas, Texas 75201-2980
Attention: Soren Lindstrom
Facsimile: (214) 661-4506
or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
          (b) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. Notwithstanding the above, in the event any such invalidity, illegality or unenforceability of any portion of Section 3 (a) hereof is caused by such provision being held to be excessively broad as to time, duration, geographical scope, activity or subject in any jurisdiction, then such provision shall, at the option of Parent, remain a part of this Agreement and shall be reformed and construed within such jurisdiction by limiting and reducing it so as to be enforceable to the extent compatible with then applicable law.
          (c) Entire Agreement. This Agreement, together with the Merger Agreement and the other documents referred to herein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.
          (d) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Parent and the Restricted Party.

          (e) Governing Law; Jurisdiction. This Agreement will be governed by and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of law. THE PARTIES HERETO IRREVOCABLY SUBMIT AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE WESTERN DISTRICT OF TEXAS, AUSTIN DIVISION AND THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF TEXAS, DALLAS DIVISION OR OTHER TEXAS DOMICILE OF RESTRICTED PARTY (AND IN THE EVENT THERE IS NO BASIS FOR FEDERAL JURISDICTION, THEN THE TEXAS STATE DISTRICT COURT IN WILLIAMSON COUNTY TEXAS AND DALLAS COUNTY TEXAS OR OTHER TEXAS DOMICILE OF RESTRICTED PARTY) AND HEREBY AGREE THAT SUCH COURTS SHALL BE THE EXCLUSIVE PROPER FORUM FOR THE DETERMINATION OF ANY DISPUTE RELATING IN ANY WAY TO THIS AGREEMENT. THIS AGREEMENT, AND ANY DISPUTE RELATING IN ANY WAY TO THIS AGREEMENT’S INTERPRETATION, PERFORMANCE OR BREACH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WHETHER THE DISPUTE OR CLAIM IS IN CONTRACT, TORT, OR OTHERWISE AND INCLUDING STATUTORY, CONSUMER PROTECTION, COMMON LAW, AND EQUITABLE CLAIMS. The initiation of any lawsuit or other proceedings in a forum not specified by this paragraph shall constitute a breach of contract and shall provide grounds for an injunction prohibiting such lawsuit or proceedings and for recovery of all resulting damages, including, without limitation, all judgments, awards, attorneys’ fees and expenses incurred in connection with such lawsuit or proceedings. No action or proceeding with any Governmental Authority alleging a breach of this Agreement may be initiated by either party against the other party until such initiating party has provided the other party with written notice describing in detail the alleged breach of this Agreement by the other party, and the other party failed to cure the alleged breach within 14 days of receiving written notice. A party’s observance of the 14-day cure period set forth in the preceding sentence shall not provide a basis for any other party to assert that the observing party did not suffer or will not suffer irreparable injury as a result of a breach asserted by the observing party.
          (f) Specific Enforcement. The Restricted Party acknowledges that the covenants of the Restricted Party contained in Sections 3(a), 4, 5 and 7 hereof are special and unique, that a breach by the Restricted Party or any member of the Restricted Party Group of any term or provision of any of such Sections will cause irreparable injury to the Parent Companies, and that remedies at law for the breach of any terms or provisions of Sections 3(a), 4, 5 and 7 hereof will be inadequate. Accordingly, in addition to any other remedies they may have in the event of breach, the Parent Companies shall be entitled to enforce specific performance of the terms and provisions of Sections 3(a), 4, 5 and 7 hereof, to obtain temporary and permanent injunctive relief to prevent the continued breach of such terms and provisions without the necessity of posting a bond or of proving actual damage, and to obtain attorneys’ fees in respect of the foregoing if the Parent Companies prevails in such action or proceeding. Restricted Party shall be entitled to specific performance of the terms and provisions of Section 5 hereof, to obtain temporary and permanent injunctive relief to prevent the continued breach of such terms and provisions without the necessity of posting a bond or proving actual damages, and to obtain attorneys’ fees in respect of the foregoing if the Restricted Party prevails in such action or proceeding, in addition to any other remedies restricted party may have in the event of a breach. If either party prevails in or on any action or proceeding initiated by the other party seeking to enforce any provision in this Agreement, such prevailing party shall be entitled to attorneys’ fees such prevailing party incurred in connection with such action or proceeding. For purposes of this Section 8(f) and Sections 3(a), 4, 5 and 7 hereof, each of the Parent Companies other than Company and Parent shall be deemed a third party beneficiary entitled to the benefits of such Sections and shall be entitled to enforce Sections 3(a), 4, 5 and 7 hereof in accordance with this Section 8(f).
          (g) No Third Party Beneficiaries. Except as specifically stated in Section 8(f), this Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party hereto.
          (h) Assignment. This Agreement is personal to the parties hereto, and cannot be assigned to any Person without the prior written consent of the other parties, provided, however, that the Parent Companies shall have the right to assign this Agreement without the consent of any other party to any successor to all or substantially all of the assets or business of the Parent Companies to which this Agreement relates.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

DELL INC.

By: Name:	/s/ Andrew C. Esparza Andrew C. Esparza
Title:	Senior Vice President, Human Resources

DII – HOLDINGS, INC.

By:	/s/ Andrew C. Esparza
Name:	Andrew C. Esparza
Title:	Senior Vice President, Human Resources

PEROT SYSTEMS CORPORATION

By:	/s/ John E. Harper
Name:	John E. Harper
Title:	Vice President and Chief Financial Officer

/s/ Ross Perot, Jr.

Ross Perot, Jr., an individual
Signature Page to
Non-Competition Agreement

ANNEX I
Defined Terms
     For purposes of the Non-Competition Agreement, dated as of the 20th day of September, 2009, by and among Ross Perot, Jr., an individual, Dell Inc., a Delaware corporation, DII – Holdings, Inc., a Delaware corporation , and Perot Systems Corporation, a Delaware corporation, to which this Annex I is attached, the following terms shall have the following meanings:
     “Acceptance Date” shall have the meaning assigned to such term in the Merger Agreement.
     “Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the actual power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.
     “Business Enterprise” means any corporation, partnership, limited liability company, unincorporated organization, association, trust, or other entity.
     “Closing” shall have the meaning assigned to such term in the Merger Agreement.
     “Competing Business” means any Business Enterprise (i) whose primary business is the information technology services and business solutions business of the Perot Companies as conducted as of the Acceptance Date in the Territory and whose gross revenues exceed $100 million during any consecutive 12-month period with respect to such primary business, or (ii) whose business activities make such Business Enterprise a major competitor with the information technology services and business solutions business of the Perot Companies as conducted as of the Acceptance Date in the Territory, including, by way of illustration, and not by limitation, Hewlett-Packard, Lenovo, IBM, Gateway, Apple, Acer, CDW, EDS, EMC, Software House International, Insight (Software Spectrum), Softchoice, Computer Sciences Corporation and Digital River.
     “Confidential Information” means all Intellectual Property owned or used by the Perot Companies, and all other information that is or has been conceived, made, developed, disclosed to or acquired by the Restricted Party, individually or in conjunction with others, during the period of the Restricted Party’s employment or other affiliation with the Perot Companies (whether during business hours or otherwise and whether on the Company’s premises or otherwise) that relate to any of the Perot Companies’ businesses, products or services (including, without limitation, all such information relating to corporate opportunities, strategies, business plans, product specifications, compositions, manufacturing and distribution methods and processes, research, financial and sales data, pricing terms, evaluations, opinions, interpretations, acquisition prospects, the identity of customers or their requirements, the identity of key contacts within the customer’s organizations or within the organization of acquisition prospects, or production, marketing and merchandising techniques, prospective names and marks) and all

Annex I - 1

writings or materials of any type embodying any of such information; provided, however, that Confidential Information shall not include any information, knowledge and/or data that (i) is generally known to the public other than as a result of disclosure by the Restricted Party in breach of the Agreement to which this Annex I is attached or in breach of any other agreement or applicable Law, (ii) is independently developed by the Restricted Party without the utilization of any Confidential Information, or (iii) becomes available to the Restricted Party from a source which, to the Restricted Party’s knowledge, is not prohibited from disclosing such information to the Restricted Party by a legal, contractual or fiduciary obligation to any Parent Company.
     “Derivative Information” means any notes, summaries, evaluations, analyses and other material derived by the Restricted Party from any of the Confidential Information.
     “Equity Interest” means the equity ownership rights in a Business Enterprise, whether in the form of capital stock, ownership unit, limited liability company interest, limited or general partnership interest or any other form of ownership, or any right, option, warrant, convertible security or indebtedness or other instrument enabling any Person to acquire any of the same.
     “Governmental Authority” means any governmental or quasi governmental body of the United States, or any other country, including any state, province, county, city or other political subdivision thereof, or any authority, agency, court, instrumentality or statutory or regulatory body of any of the foregoing.
     “Intellectual Property” means any or all of the following and all rights in, arising out of or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, business methods and customer lists and other data pertaining to customers and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all industrial designs and methods and any registrations and applications therefor throughout the world; (v) all trade names, trademarks, service marks, trade dress, logos, URLs (including domain names), and other indicia of source, sponsorship, affiliation, or approval and the goodwill associated therewith, including any registrations and applications therefor throughout the world; (vi) all rights of publicity and privacy; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all software, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, verilog files, net lists, emulation and simulation reports, test vectors and hardware development tools, computerized databases and other software-related specifications and documentation; and (ix) any similar or equivalent rights to any of the foregoing anywhere in the world including licenses providing any of the above intellectual property.
     “Law” means any preliminary or permanent foreign or domestic law, statute, code, ordinance, rule, regulation, or order, judgment, writ, stipulation, award, injunction, decree, arbitration award or finding of any Governmental Authority, arbitrator or mediator.

Annex I - 2

     “Parent Companies” means Parent and each of its Subsidiaries, including, after the Closing, the Company Subsidiaries.
     “Perot Companies” means Company and each of its Subsidiaries.
     “Person” means any natural person, Business Enterprise or Governmental Authority.
     “Related Business Enterprise” means any Business Enterprise in which the Restricted Party has control, through the ownership of a voting interest or otherwise, to direct the activities of such Business Enterprise or prevent such Business Enterprise from taking any action that would constitute a breach of this Agreement if undertaken by the Restricted Party.
     “Restricted Party Group” means the Restricted Party together with any Related Business Enterprise.
     “Subsidiaries” means, with respect to any party, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interest having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.
     “Termination Date” means December 31, 2014.
     “Territory” means everywhere worldwide.

Annex I - 3